Resource Acquisition Group, Inc.
80 Wall Street, 5th Floor
New York, NY 10005

September 3, 2010

Via EDGAR

Terence O’Brien
Securities and Exchange Commission
1 Station Place, N.E., Stop 4631
Washington, D.C. 20549

Re:           Resource Acquisition Group, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010
File No. 53244

Dear Mr. O’Brien:

In response to your letter dated August 31, 2010, we have requested and received a revised report from Bagell, Josephs, Levine & Company (“Bagell”), to comply with Rule 2-02 of Regulation S-X.  We are today filing an amendment to our Form 10-K to include the revised report

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Leo

John C. Leo
Chief Executive Officer